Exhibit 3.1

CASS INFORMATION SYSTEMS, INC.

AMENDMENT TO RESTATED ARTICLES OF INCORPORATION

The first paragraph of Article Three of the Restated Articles of Incorporation of Cass Information Systems, Inc. (the “Company”), is amended to read in its entirety as follows:

“The aggregate number of shares which the Corporation shall have authority to issue is Forty-Two Million (42, 000,000) shares, of which Forty Million (40,000,000) shares shall be Common Stock having a par value of $.50 per share, and Two Million (2,000,000) shares shall be Preferred Stock having a par value of $.50 per share. No shareholder shall be entitled to the preemptive right to acquire additional shares of the Corporation.”

The remainder of Article Three shall remain unchanged.